SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

15 November 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


06018668

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Holding (s) in Companyl'.

Yours faithfully

SUPPL

Linda Goodwin
Company Secretarial Administrator

Encl.


SEC MAIL
RECEIVED
PROCESSING
SECTION
WASH. D.C.
185

Announcement Body Information:

On 15 November 2006, Severn Trent Plc (the "Company") received notification under Part VI of the Companies Act 1985, that the shareholding of Barclays PLC in the Ordinary Shares of $97^{17/19}$p each of the Company had decreased to 8,303,300 shares, representing 3.56% of the total issued share capital of that class.

www.severntrent.com